SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	FINAL ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period from January 1, 2004 to December 10, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                  .

Commission file number: 1-12385

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

NORTHROP GRUMMAN SPACE & MISSION

SYSTEMS CORP. SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORTHROP GRUMMAN CORPORATION

1840 Century Park East

Los Angeles, California 90067

Northrop Grumman Space &

Mission Systems Corp. Savings Plan

Financial Statements as of December 10, 2004 and

December 31, 2003 and for the Period from

January 1, 2004 to December 10, 2004 and

Report of Independent Registered Public Accounting Firm

NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP. SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the

Northrop Grumman Space & Mission Systems Corp. Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Northrop Grumman Space & Mission Systems Corp. Savings Plan (the “Plan”) as of December 10, 2004 and December 31, 2003, and the related statement of changes in net assets available for plan benefits for the period from January 1, 2004 to December 10, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 10, 2004 and December 31, 2003, and the changes in net assets available for plan benefits for the period from January 1, 2004 to December 10, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, on December 10, 2004, the Plan was merged into the Northrop Grumman Savings Plan.

/s/    DELOITTE & TOUCHE LLP

Los Angeles, California

June 8, 2005

NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 10, 2004 AND DECEMBER 31, 2003

	December 10, 2004	December 31, 2003
ASSETS:
Investments (At fair value):
Northrop Grumman Corporation Stock Fund	$—	$792,971,640
Guaranteed investment contracts	—	558,722,107
Registered investment companies	—	594,772,072
Common trust funds	—	766,689,973
Self-directed brokerage accounts	—	37,191,096
Participant loans	—	34,947,171

Total investments	—	2,785,294,059
Employer contribution receivable	—	1,756,082
Employee contribution receivable	—	1,557,291
Due from brokers for securities sold	—	359,952
Other	—	62,522

Total assets	—	2,789,029,906

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$—	$2,789,029,906

See accompanying notes to financial statements.

NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE PERIOD FROM JANUARY 1, 2004 TO DECEMBER 10, 2004

INVESTMENT INCOME:
Dividends	$38,716,829
Interest	1,985,319
Net appreciation in fair value of investments	244,816,054

Total investment income	285,518,202

CONTRIBUTIONS:
Employer	40,445,377
Employee	131,448,379
Rollovers	16,412,337

Total contributions	188,306,093

DEDUCTIONS:
Distributions	(470,665,021)
Administrative expenses	(826,543)

Total deductions	(471,491,564)

TRANSFERS OUT DUE TO PLAN MERGER (NOTE 1)	(2,791,362,637)

NET DECREASE	(2,789,029,906)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of period	2,789,029,906

End of period	$—

See accompanying notes to financial statements.

NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2004 TO DECEMBER 10, 2004

1.	DESCRIPTION OF THE PLAN

The following description of the Northrop Grumman Space & Mission Systems Corp. Savings Plan (the “Plan”), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective December 10, 2004 (“Merger Date”), the Plan was merged into the Northrop Grumman Savings Plan (“NGSP”), a tax-qualified defined contribution plan sponsored by Northrop Grumman Corporation. This merger (“Plan Merger”) was duly authorized by Northrop Grumman Space & Mission Systems Corp. (the “Company”) as part of its efforts to consolidate various defined contribution plans acquired through business combinations. As a result, 100 percent of net assets available for Plan benefits were transferred to the NGSP at the Merger Date. The Plan’s investments were either transferred in-kind or were liquidated prior to their transfer to the NGSP based on the individual elections of the Plan’s participants. If no alternative election was made by a participant, the Plan’s Sponsor initiated either an in-kind transfer or liquidation of such investments in accordance with the details of the Plan’s advance communication with Plan participants.

The Plan is a qualified profit-sharing and employee stock ownership plan sponsored by the Company. The Plan was initially established on January 1, 1968 and has since been amended numerous times. The Plan covers substantially all domestic employees of the Company who have been employed for at least one month. Putnam Investment Company served as Trustee of the Plan and held the Plan’s assets through the Merger Date.

Participant Contributions

The Plan allows eligible, non-highly compensated employees to contribute up to 97 percent of qualifying compensation and eligible, highly compensated employees to contribute up to 20 percent of qualifying compensation on a pre-tax basis by way of payroll withholding. Such contributions are made in increments of 1 percent of qualifying compensation. Participants may also elect to contribute, in increments of 1 percent, up to 10 percent of qualifying compensation on an after-tax basis. Contributions are subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended (the “1986 Code”).

Participants determine the funds in which to invest their contributions. Employee contributions may be invested, in multiples of 1 percent, in one or more of the investment funds offered by the Plan, including the Northrop Grumman Stock Fund. Fund elections may be changed at any time.

Employer Contributions

The Company contributes to the Plan an amount equal to 100 percent of each participant’s before-tax contributions to a maximum of 3 percent of each participant’s qualifying compensation.

Company matching contributions to the Plan are made in cash and allocated by participants at their election among any investment options offered by the Plan. Participants immediately vest in the Company matching contributions.

Withdrawals and Distributions

A participant may withdraw all or a portion of his or her before-tax contributions, net of any loan balances outstanding, for any reason after reaching age 59 1/2 or prior to reaching age 59 1/2 in the case of hardship (as described in the Plan document). Upon termination of employment, a participant may elect to receive his or her account, less the unpaid balance of any loan outstanding, in a single sum, except a participant whose account balance exceeds $5,000 may defer his or her payments until he or she reaches age 70 1/2. Participants receive the value of their Northrop Grumman shares in cash unless they elect to receive shares. If a participant elects to defer payment of his or her account, the undistributed account balance remains invested in the Plan.

Participant Loans

Participants can borrow from $1,000 to $50,000 (in increments of $100) of their pre-tax contributions, but such borrowings in the aggregate cannot exceed 50 percent of a participant’s total account balance. The interest rate is fixed (prime rate at the end of the last business day of the preceding quarter plus 1 percent). Repayments are made from payroll deduction (for active employees) or personal check or direct debit (for former employees or employees on leave of absence). The repayment period cannot be less than one year or more than five years.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan invests in various securities, including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are normally exposed to various risks, such as interest rate, credit and overall market volatility. Due to the ongoing level of risk associated with investment securities, changes in the values of investment securities may occur in the near term, which could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation and Income Recognition — The Plan’s investments, other than guaranteed investment contracts, are stated at fair value. Investments in common and preferred stock are valued at the last reported sales price of the stock on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Investments in common trust funds are valued based on the redemption price of units owned by the Plan, which is based on the current fair value of the fund’s underlying assets. Fair values for securities are based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets or if market values are not available, at their fair values as provided to the Trustee by the party with authority to trade in such securities (investment managers, the Plan’s Investment Committee, or, in the case of participant-directed brokerage accounts, the participant’s broker, as applicable).

Guaranteed investment contracts held by the Plan are considered to be fully benefit-responsive and therefore are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses. Contract value approximates fair value.

The Plan entered into other contracts in order to manage the market risk and return of certain securities held by the Plan. These contracts generally modify the investment characteristics of certain underlying securities to achieve investment results similar to those of guaranteed investment contracts. Each of these contracts and their related underlying assets are referred to as a Synthetic Investment Contract (“SIC”) and are recorded at contract value. All separate accounts and SICs have a guaranteed return of principal.

All securities and cash or cash equivalents are quoted in the local currency and then converted into U.S. dollars using the appropriate exchange rate obtained by the Trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.

The Trustee relies on the prices provided by pricing sources or the investment managers, Investment Committee or participant’s broker as a certification as to value in performing any valuations or calculations required of the Trustee.

Participant loans are valued at their outstanding balances, which approximate fair value.

Expenses — Administrative expenses of the Plan are paid by either the Plan or the Plan’s sponsor as provided in the Plan document.

3.	INVESTMENTS

During the period from January 1, 2004 to December 10, 2004, the Plan’s investments (including investments purchased, sold, and those held during the period) appreciated in fair value as follows:

Northrop Grumman Corporation Stock Fund	$126,056,335
Common trust funds	69,142,060
Registered investment companies	48,799,015
Participant-directed brokerage accounts	818,644

Net appreciation	$244,816,054

The participant-directed brokerage account investments are held in the Harris Direct Securities Account.

Guaranteed investment contracts owned by the Plan consisted of the following at contract value:

	December 10, 2004 (Immediately prior to the Plan Merger)	December 31, 2003
General Account Assets	$10,988,558	$19,964,036
Separate Account Assets	15,974,823	24,102,612
Synthetic Investment Contracts (SICs)	510,036,071	498,460,297

The fair value of the underlying assets related to the SICs was $521,905,859 as of December 10, 2004 immediately prior to the Plan Merger and $517,811,966 as of December 31, 2003. The fair value of SICs held by the Plan approximated their contract value as of December 10, 2004 immediately prior to the Plan Merger and December 31, 2003, respectively. The weighted average yield (excluding administrative expenses) for all investment contracts was 4.46% and 4.41% at December 10, 2004, immediately prior to the Plan Merger and December 31, 2003, respectively. The crediting interest rate for all investment contracts was 4.46% at December 10, 2004, immediately prior to the Plan Merger and 4.41% at December 31, 2003. Crediting interest rates were reset on a quarterly basis. Resets were determined based upon the market-to-book ratio, along with the yield and duration of the underlying investments.

The fair value of individual investments that represent 5 percent or more of the Plan’s net assets as of December 10, 2004 and December 31, 2003 are as follows:

	December 10, 2004	December 31, 2003
Northrop Grumman Corporation Stock Fund	$—	$792,971,640
INVESCO Stable Value Fund	$—	$558,722,107
Putnam S&P 500 Index Fund	$—	$539,263,527
PIMCO Total Return Fund	$—	$138,244,732
Putnam Small Company Equity Portfolio	$—	$151,853,980

4.	NON-PARTICIPANT DIRECTED INVESTMENTS

The Northrop Grumman Employee Stock Ownership Plan (“ESOP”) and non-ESOP funds held within the Plan include certain non-participant directed investments attributable to matching contributions made by TRW Inc., the former plan sponsor, prior to December 11, 2002. Those matching contributions were not eligible to be transferred from the ESOP and non-ESOP funds except under special circumstances and were therefore non-participant directed investments. Effective October 1, 2003, the plan was amended to permit participant directed transfer of those investments upon completion of three years of Plan participation.

Non-participant directed investments at fair value were $12,982,276 and $12,693,991 as of December 10, 2004, immediately prior to the Plan Merger, and December 31, 2003, respectively.

5.	PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions include the purchase and sale of investments managed by Putnam affiliates related to the Plan’s Trustee; transactions involving Northrop Grumman Corporation common stock and payments made to the Company for certain Plan administrative costs. The Plan held 13,765,266 and 8,294,682 shares of Northrop Grumman common stock at December 10, 2004, immediately prior to the Plan Merger, and December 31, 2003, respectively. The Plan received dividends of $10,278,365 from its investment in Northrop Grumman Corporation common stock during the period January 1, to December 10, 2004.

Putnam affiliates managed $791,139,798 and $874,317,504 of Plan assets as of December 10, 2004 immediately prior to the Plan Merger and December 31, 2003, respectively. The Plan paid $59,598 to the Trustee in fees during the period January 1, to December 10, 2004. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.

6.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated July 21, 2003, in which the Internal Revenue Service determined that the Plan terms at the time of the determination letter application were in compliance with applicable sections of the 1986 Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Although the amendments have not yet been filed for a favorable determination letter, management will make any changes necessary to maintain the Plan’s qualified status. However, management believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the 1986 Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP. SAVINGS PLAN

	By	/S/ J. MICHAEL HATELEY
Dated: June 8, 2005		J. Michael Hateley Chairman, Administrative Committee